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PRESS RELEASE

CAMTEK ANNOUNCES PRICING OF INITIAL PUBLIC OFFERING

NEW YORK, NY - July 28, 2000 -Camtek Ltd. announced today that its registration statement relating to its initial public offering of 5,600,000 Ordinary Shares has been declared effective by the Securities and Exchange Commission, and that the initial public offering of the Company's Ordinary Shares was priced at $7.00 per share. All of the shares are being sold by the Company.

The shares are listed on the Nasdaq National Market under the symbol "CAMT". The Company has granted the underwriters an option to purchase up to an additional 840,000 Ordinary Shares to cover over-allotments, if any.

The shares are being offered by CIBC World Markets, UBS Warburg LLC and Needham & Company, Inc. When available, a copy of the final prospectus pertaining to the offering may be obtained from CIBC World Markets, One World Financial Center, 200 Liberty Street, 8th Floor, New York, New York 10281.

Camtek designs, develops, manufacturers and markets technologically advanced and cost-effective automated optical inspection, or AOI, systems and related products. AOI systems are used to detect defects in printed circuit boards during the manufacturing process. These systems are designed to ensure the quality of printed circuit boards and enhance production yield for manufacturers.